Exhibit 99.1

Docebo Inc. Announces Commencement of Previously Announced Substantial Issuer Bid

TORONTO, ONTARIO – July 21, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, is pleased to announce the formal commencement of the previously announced substantial issuer bid (the “Offer”) under which the Company will offer to repurchase for cancellation up to 3,431,372 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share, for an aggregate price not exceeding US$70,000,000. The Offer commences on the date hereof and will expire on August 26, 2026, unless extended, varied or withdrawn. Further details regarding the Offer can be found in the Company’s press release of July 17, 2026.

The Offer Documents have been filed with the applicable securities regulators and were mailed to shareholders on July 21, 2026. The Offer Documents will be available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer Documents filed with the applicable securities regulators in Canada and the United States.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com